UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                                  Skillsoft PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           American Depositary Shares
--------------------------------------------------------------------------------
       Each representing an Ordinary Share, par value Euro 0.11 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830928107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 5, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
       240.13d-1(g), check the following box:   [ ]

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus Ventures, L.P.                    I.R.S. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,141,163
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,141,163
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,141,163
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus Partners LLC                      I.R.S. #13-4069737
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,458,735
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,458,735
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,458,735
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                                   SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,458,735
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,458,735
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,458,735
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                                   SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg, Pincus LLC                               I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,458,735
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,458,735
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,458,735
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Charles R. Kaye
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,458,735
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,458,735
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,458,735
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

                                                   SCHEDULE 13D

-------------------------------------
CUSIP No. 830928107
-------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Joseph P. Landy
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      8,458,735
PERSON WITH                  --------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       8,458,735
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,458,735
----------- --------------------------------------------------------------------
    12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (the "Amendment No. 2") is being filed to amend the Amendment No. 1 to Schedule 13D filed on November 3, 2006 ("Amendment No. 1"), filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC"), Mr. Charles R. Kaye and Mr. Joseph P. Landy (collectively, the "Reporting Persons"). This Amendment No. 2 relates to the American Depositary Shares, each representing one Ordinary Share, par value Euro 0.11 per share, of Skillsoft PLC, a public limited liability company organized under the laws of the Republic of Ireland (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of Amendment No. 1 is hereby amended to add the following:

     Between November 29, 2006 and December 5, 2006, WPV sold an aggregate of 1,680,000 ADSs (the "Sale"), with such amount representing 1.6% of the total ADSs outstanding based on 108,193,405 ADSs outstanding as of August 31, 2006 as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2006, in brokers' transactions or in transactions directly with a market maker pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. WPV received an aggregate of $10,671,607.88 in gross proceeds from the Sale.

Item 5.   Interest in Securities of the Issuer

     Items 5(a) and (b) of Amendment No. 1 are hereby amended and restated in their entirety as follows:

     (a) WPV is the direct record owner of 8,141,163 ADSs, representing approximately 7.5% of the outstanding ADSs based on a total of 108,193,405 ADSs outstanding as of August 31, 2006, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2006. WPP LLC is the direct record owner of 317,572 ADSs. Due to their respective relationships with WPV, as of December 5, 2006, each of the other Reporting Persons may be deemed to beneficially own, in the aggregate, 8,458,735 ADSs, representing approximately
7.8 % of the outstanding ADSs.

     Each of the Reporting Persons disclaims beneficial ownership of all ADSs, except to the extent of any pecuniary interest therein.

     (b) WPV has the power to vote or to direct the vote and to dispose or to direct the disposition of the 8,141,163 ADSs. Each of the other Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 8,458,735 ADSs they may be deemed to beneficially own as of December 5, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 2006          WARBURG, PINCUS VENTURES, L.P.
                                     By:  Warburg Pincus Partners LLC,
                                          its General Partner
                                     By:  Warburg Pincus & Co.,
                                          its Managing Member

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner

Dated:  December 5, 2006          WARBURG PINCUS & CO.

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner

Dated:  December 5, 2006          WARBURG PINCUS LLC

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Member

Dated: December 5, 2006           WARBURG PINCUS PARTNERS, LLC
                                     By:  Warburg Pincus & Co.,
                                          its Managing Member

                                  By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name:  Scott A. Arenare
                                      Title: Partner

Dated:  December 5, 2006          By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name: Charles R. Kaye
                                      By:   Scott A. Arenare, Attorney-in-Fact*


Dated:  December 5, 2006          By: /s/ Scott A. Arenare
                                      ------------------------------------------
                                      Name: Charles R. Kaye
                                      By:   Scott A. Arenare, Attorney-in-Fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

                                                                     SCHEDULE I

     Schedule I of Amendment No. 1 is hereby amended and restated in its entirety as follows:


         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC (including its subsidiaries, "WP LLC"). The sole general partner of Warburg Pincus Ventures, L.P. ("WPV") is Warburg Pincus Partners LLC
("WPP"), a direct subsidiary of WP. WPV, WPP, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United
States.

                                                GENERAL PARTNERS OF WP
                                                ----------------------

----------------------------------- --------------------------------------------------------------------------------------

                                                PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                   TO POSITION WITH WP, AND POSITIONS

            NAME                                      WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David A. Coulter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David W. Dorman                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson Staples            Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Chansoo Joung                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------


Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kevin Kruse                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Philip Mintz                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick Sullivan                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------


WP & Co. Partners, L.P.**
----------------------------------- --------------------------------------------------------------------------------------
Warburg Pincus Principal
Partnership, L.P.***
----------------------------------- --------------------------------------------------------------------------------------
Warburg Pincus Real Estate
Principal Partnership,
L.P.***
----------------------------------- --------------------------------------------------------------------------------------
---------------------

*        New York limited liability company; primary activity is ownership interest in WP and WP LLC

**       New York limited partnership; primary activity is ownership interest in WP

***      Delaware limited partnership; primary activity is ownership interest in WP




                                                 MEMBERS OF WP LLC
                                                 -----------------

----------------------------------- --------------------------------------------------------------------------------------
                                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                                  TO POSITION WITH WP LLC, AND POSITIONS

            NAME                                       WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David A. Coulter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David W. Dorman                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajiv Ghatalia (2)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson Staples            Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chansoo Joung                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (2)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------


Kevin Kruse                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeff Leng (3)                       Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Li (4)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Philip Mintz                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (2)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (5)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick Sullivan                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (4)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Simon Turton (1)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------


David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter Wilson (1)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
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

(1)  Citizen of United Kingdom
(2)  Citizen of India
(3)  Citizen of China
(4)  Citizen of Hong Kong
(5)  Citizen of Canada


* New York limited liability company; primary activity is ownership interest in WP and WP LLC

As of December 1, 2006